Cane Clark llp		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Joe Laxague~	Scott P. Doney~	Facsimile: 702-944-7100
Email: jlaxague@caneclark.com

April 18, 2008

Via Facsimile (202) 772-9368

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Attn: John W. Madison
Division of Corporation Finance
Mail Stop 7010
Washington, D.C. 20549-0405

Re:          Ivany Mining, Inc.
Registration Statement on Form S-1
Filed March 27, 2008
File No. 333-149930

Dear Mr. Madison:

We write on behalf of Ivany Mining, Inc., (the “Company”) in response to Staff’s letter of April 17, 2008, by Anne Nguyen Parker, Branch Chief, regarding the above-referenced Registration Statement on Form S-1, filed March 27, 2008, (the “Comment Letter”).  On behalf of the Company, we are providing this response.  The factual information provided herein relating to the Company has been made available to us by the Company.  Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Form SB-2

selling shareholders, page 16

1.
Please disclose the natural persons who exercise voting and/or investment power with respect to the securities to be offered for resale by each of the selling shareholders. See Interpretation I.60 of the July 1997 manual of publicly available Corporation Finance telephone interpretations, as well as interpretation 4s of the Regulation S-K portion of the March 1999 supplement to the Corporation Finance telephone interpretation manual.

The Registration Statement has been amended so that, for each selling shareholder who is not a natural person, it discloses the natural person or persons who exercise voting and investment power with regard to the securities being offered.  Please see the changes made to the table of Selling Shareholders and the footnotes thereto.

signatures

2.
Please include the signature of your designated Principal Accounting Officer. Further, please add Mr. Cantore's title as a director to his signature line so as to provide the signatures of a majority of your directors.  See Instruction 1 to the signature requirements of Form S-1.

The Registration Statement has been amended to reflect that Mr. Cantore, addition to being the Company’s CFO, also serves as a Director and is the company’s designated Principal Accounting Officer.

If you have any questions regarding this response letter, please feel free to contact me at (702) 312-6255.  Thank you.

CANE CLARK LLP

/s/ Joe Laxague
Joe Laxague